

03012607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 65251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   2/5/02   AND ENDING   12/31/02
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Alternative Investment Group, Inc.   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

1801 S. Federal Highway, Suite 245C
                    (No. and Street)

Delray Beach, Florida   33483
    (City)   (State)   (Zip Code)

SEC MAIL RECEIVED FEB 2 8 2003 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey D. Liddy   (561) 276-4233
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
            (Name – if individual, state last, first, middle name)

1515 University Drive, Suite 209   Coral Springs, FL   33071
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Geoffrey D. Liddy_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____The Alternative Investment Group, Inc._____ , as
of _____December 31_____ , 20_02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE ALTERNATIVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

The Alternative Investment Group, Inc.
Delray Beach, Florida

We have audited the accompanying balance sheet of The Alternative Investment Group, Inc. as of December 31, 2002 and the related statement of operations, cash flows, and statements of changes in stockholder's equity for the period commencing February 5, 2002 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Alternative Investment Group, Inc. and the results of its operations and the related statement of income and accumulated deficit, cash flows, and statements of changes in stockholders' equity for the period commencing February 5, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements, but in supplementary information required by the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied to the examination of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2003
Coral Springs, Florida

Baum & Company, PA

THE ALTERNATIVE INVESTMENT GROUP, INC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 7,109
Total Assets	$ 7,109

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Loan Payable - Stockholder	$ 136
Accounts Payable	279
Total Liabilities	415
Stockholder's Equity	
Common Stock, par value $.01; 10,000 shares authorized,	
1,500 shares issued and outstanding	15
Additional paid-in-capital	14,985
Accumulated Deficit	(8,306)
Total Stockholder's Equity	6,694
Total Liabilities and Stockholder's Equity	$ 7,109

THE ALTERNATIVE INVESTMENT GROUP, INC
STATEMENT OF OPERATIONS
FOR THE PERIOD COMMENCING FEBUARY 5, 2002 TO DECEMBER 31, 2002

Revenues	$ - 0 -
Operating Expenses	8,368
Net (Loss) Before Other Income	(8,368)
Other Income	
Interest Income	62
Net Income(Loss)	
	$(8,306)

See accompanying notes to financial statements.

THE ALTERNATIVE INVESTMENT GROUP, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD COMMENCING FEBRUARY 5, 2002 TO DECEMBER 31, 2002

Cash Flows from Operating Activities:

Net Income(Loss) $ (8,306)

Adjustment to reconcile net income (loss)
  to net cash provided by operating activities:

Increase in accounts payable   279

Net Cash provided (used) by Operating Activities   (8,027)

Cash Flows from Financing Activites

Increase in stockholder loan   136
Proceeds from sale of stock   15,000

Total cash flows from financing activities   15,136

Net increase in cash   7,109

Cash and Cash Equivalents - beginning   - 0 -

Cash and Cash Equivalents - ending $ 7,109

THE ALTERNATIVE INVESTMENT GROUP, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance - inception	- 0 -	- 0 -	- 0 -
Capital Contribution	15	14,985	- 0 -
Net Loss	- 0 -	-0-	(8,306)
Balance - 12/31/02	$ 15	$14,985	$(8,306)

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.)   Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.)   Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.)   Organization Costs

Organization cost are amortized over sixty months.

D.)   Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.)   Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2   RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3   **SECURITIES AND EXCHANGE REQUIREMENTS**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5   **COMMITMENTS**

The Company entered a lease for its new office facilties commencing March 1, 2003 for a period of one year. The future rent expense for 2003 will be $ 14,877.

THE ALTERNATIVE INVESTMENT GROUP, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2002

Total assets	$ 7,109
Less:Liabilities	415
Net Capital	6,694
Charges against capital	
Non Allowable Assets	- 0 -
Other charges	- 0 -
	- 0 -
Adjusted Net Capital	6,694
Net Capital Required	5,000
Excess in Capital	$ 1,694

THE ALTERNATIVE INVESTMENT GROUP, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

Net capital per audited Financial Statements	$ 6,694
Net capital per Focus Report – Part 11A	6,632
Net Difference	$ 62

Net difference attributed to accrued interest income on certificate of deposit

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

The Alternative Investment Group, Inc.
Delray Beach, Florida

We have examined the financial statements of The Alternative Investment Group, Inc.
as of December 31, 2002 and have issued our report there on dated February 25, 2003. As part of our
examination, we reviewed and tested the system of internal accounting control to the extent we
considered necessary to evaluate the system as required by generally accepted auditing standards and by
Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable
assurance that any material weakness existing at the date of our examination would be disclosed. Under
these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon
in determining the nature, timing, and extend if other auditing procedures that are necessary for
expressing an opinion on the financial statements and to provide a basis for reporting material
weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to
the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of
financial records for preparing financial statements and maintaining accountability for assets. The
concept of reasonable assurance recognized that the cost of a system of internal accounting control
should not exceed the benefits derived and also recognized tat the evaluation of these factors necessarily
requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any
system of internal accounting control. In the performance of most control procedures, errors can result
from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by
collusion. Similarly, control procedures can be circumvented intentionally by management with respect
to the estimates and judgements required in the preparation of financial statements. Further, projection
of any evaluation of internal accounting control to future periods is subject to the risk that the procedures
may become inadequate because of changes in conditions, and that the degree of compliance with the
procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period commencing
February 5, 2002 to December 31, 2002, was made for the purposes set forth in the first paragraph above
and would not necessarily disclose all weaknesses in the system which may have existed during the
period under review, disclosed no weaknesses that I believe to be material.

Coral Springs, Florida
February 25, 2003

Baum & Company, PA